Blue Star Foods Corp.

3000 NW 109th St.

Miami Florida, 33172

September 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Blue Star Foods Corp.
Withdrawal of Acceleration Request - Registration Statement on Form S-1
File No. 333-273525

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 31, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, September 1, 2023 at 9:00 a.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Blue Star Foods Corp.

By:	/s/ John Keeler
John Keeler
Chief Executive Officer